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                                                                      EXHIBIT 28

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Price/Costco, Inc:

    We have made a review of the accompanying condensed consolidated balance sheet of Price/ Costco, Inc., (a Delaware corporation) and subsidiaries as of November 20, 1994, and the related condensed consolidated statements of operations and cash flows for the twelve-week periods ended November 20, 1994, and November 21, 1993, in accordance with standards established by the American Institute of Certified Public Accountants. We did not review the interim financial information of The Price Company, whose total assets comprised 52% as of November 21, 1993, and total revenues comprised 48% for the twelve-week periods ended November 21, 1993, of the related consolidated totals but were furnished with the report of other accountants based on their review of those statements.

    A review of interim financial information consists principally of obtaining an understanding of the system for the preparation of interim financial information, applying analytical review procedures to the financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

    Based on our review and the report of other accountants, we are not aware of any material modifications that should be made to the condensed financial statements referred to above for them to be in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Seattle, Washington
December 21, 1994

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